77D.     POLICIES WITH RESPECT TO SECURITY INVESTMENTS

         INTERNATIONAL EQUITY FUND

         On February 21, 2002, the Board of Trustees approved certain changes to the International Equity Fund's investment goal and principal investment strategies in order to more accurately reflect the management style of the Fund's new sub-advisor. Effective May 1, 2002, the International Equity Fund's investment goal and principal investment strategies are as follows:

         INVESTMENT GOAL. The International Equity Fund seeks long-term growth of capital through investment in equity securities of foreign issuers.

         PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks long-term growth of capital. This means the Fund looks for investments that it thinks will increase in value over a period of 3 to 5 years. Under normal circumstances, the Fund will invest at least 80% of net assets in the common stock and preferred stock of foreign companies in at least 3 countries outside the United States. Shareholders will be provided with at least 60 days' prior notice of any change in this policy. The Fund focuses on mid and large cap companies located in Europe, Australia and the Far East. The Fund may invest up to 15% of its assets in securities issued by companies quoted in emerging market countries.

         The portfolio managers at Bank of Ireland Asset Management (U.S.) Ltd. ("BIAM (U.S.)"), the sub-advisor to the Fund, utilize a broad framework of global and economic trends to focus their research efforts. These trends are driven by factors such as demographics, consumption patterns, and technology. The portfolio managers do not allocate by country, but focus on highly liquid companies with superior products and services that are best placed to take advantage of these trends. The portfolio managers aim to hold stocks for 3 to 5 years. In addition, the portfolio managers aim to limit their investments to the most liquid and best-regulated markets, thus limiting the risk profile of the Fund.

         LARGE CAP GROWTH FUND:

         On February 21, 2002, the Board of Trustees approved changes to the name and investment policies of the Equity Fund in accordance with new SEC Rule 35d-1 of the Investment Company Act of 1940. The Fund's was renamed the Large Cap Growth Fund and adopted the following investment policy, effective August 1, 2002, "Under normal circumstances, the Fund will invest at least 80% of its assets in a diversified portfolio of common stocks of large cap companies. Shareholders will be provided with at least 60 days' prior notice of any change in this policy."